FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of February 2003

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F_X_____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. TTI Telecom to Showcase Service Management & Inventory Solutions at 3GSM
2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                       TTI Team Telecom International Ltd.



Date: February 6, 2003                 By:  Eli Ofer
                                            --------------

                                            Israel (Eli) Ofer
                                            Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


10.1 Press Release: TTI Telecom to Showcase Service Management & Inventory Solutions at 3GSM 2003.

                                  EXHIBIT 10.1


---------------------------------------------------- ------------------
Corporate Contacts:
---------------------------------------------------- ------------------
---------------------------------------------------- ------------------
            Avichai Levy                             Sanjay Hurry
            VP, Marketing                            Investor Relations Officer
            TTI Telecom                              TTI Telecom
            T: +1.201.795.3883                       T: +1.201.795.3883 Ext. 220
            F: +1.201.795.3920                       F: +1.201.795.3920
            avichai@tti-telecom.com                  sanjay@tti-telecom.com
---------------------------------------------------- -----------------------


                  TTI TELECOM TO SHOWCASE SERVICE MANAGEMENT &
                        INVENTORY SOLUTIONS AT 3GSM 2003




             - Solutions Designed to Increase Operator Revenues and
                       Reduce Capital & Operating Costs -



Hoboken, New Jersey - February 06, 2003 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, announced that it will present at this year's 3GSM World Congress in Cannes, France, February 17-21, 2003, Booth F73.

TTI Telecom will discuss the unique challenges facing wireless operators in monitoring advanced data services, and provide insight on how to track and manage services across multi-domain, multi-vendor, multi-technology networks. TTI Telecom will present a live demo of its ServiceView Service Management solution, showcasing how the solution models 2G, 2.5G and 3G data services; maps the relationships between network elements, services and customers; defines and reports on SLAs; and performs advanced performance analysis and event correlation in order to assess the quality of service delivered to customers.

TTI Telecom will also present a live demo of its Inventory solution, which provides a physical, logical and service representation of the network and offers a wide range of graphic views, including schematic views of circuit layout, logical views of "sub-network" clouds and more. TTI Telecom will also present the integration between its Inventory and Service Management systems, displaying how the Service Management products build on the Inventory solution to display a multi-layered view of services.


"In today's marketplace, service providers are under great pressure to increase revenues while containing capital and operating costs," said Avichai Levy, TTI Telecom's Vice President of Marketing. "The inability to track quality of service end-to-end, and limited visibility over available capacity and network resources, are major obstacles to service providers' bottom-line profitability. Our Service Management and Inventory solutions empower service providers to monitor and manage service quality across the entire network, and identify under-utilized or "stranded assets" and put them back into use. Using our powerful tools, service providers can enhance customer satisfaction and maximize resource utilization, all while reducing operational and capital expenditures."

To schedule a one-on-one meeting with a TTI Telecom representative at the conference, please contact Dvora Madmon at dvoram@tti-telecom.com


About TTI Telecom:
TTI Team Telecom International Ltd. develops software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. TTI's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Over 100 telecommunications service providers use its growing family of Netrac NMS/OSS application tools worldwide. For more information on TTI Telecom, please visit www.ttitelecom.com. Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.



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